Exhibit 99.1




                            Koor Industries Limited
                            (An Israeli Corporation)

                              Financial Statements
                            As at September 30, 2005
                                  (Unaudited)

                                                       Koor Industries Limited
                                                       (An Israeli Corporation)

Condensed Consolidated Interim Financial Statements as at September 30, 2005
-------------------------------------------------------------------------------


Contents


                                                                          Page


Review Report of the Auditors                                                2


Condensed Consolidated Interim Financial Statements at September 30, 2005 (unaudited):

Condensed Consolidated Interim Balance Sheet                                 3

Condensed Consolidated Interim Statements of Income                          4

Condensed Interim Statements of Shareholders' Equity                         5

Condensed Consolidated Statements of Cash Flows                              9

Notes to the Interim Financial Statements                                   14

[KPMG LOGO GRAPHIC OMITTED]

                Somekh Chaikin                      Telephone  972 3  684  8000
                KPMG Millennium Tower               Fax        972 3  684  8444
                17 Ha'arba'a Street, PO Box 609     Internet   www.kpmg.co.il
                Tel Aviv 61006 Israel



The Board of Directors
Koor Industries Limited
-----------------------


Review report of unaudited condensed consolidated interim financial statements for the nine and three month periods ended September 30, 2005

At your request, we have reviewed the condensed consolidated interim balance sheet of Koor Industries Limited and its subsidiaries as at September 30, 2005, the related condensed consolidated interim statements of income, the condensed interim statement of shareholders' equity and the condensed consolidated interim statements of cash flows for the nine and three month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as at September 30, 2005 constitute 30.7% of the total consolidated assets included in the interim balance sheet and whose revenues for the nine months then ended constitute 45.3% and for the three months then ended constitute 60.61% of the total consolidated revenues and earnings included in the interim statements of income, have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at September 30, 2005 totaled approximately NIS 155 million, and the equity of Koor in their gains for the nine and three month periods then ended totaled approximately NIS 5 million and NIS 11 million, respectively, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles.


Somekh Chaikin
Certified Public Accountants (Isr.)

November 22, 2005


         Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Condensed Consolidated Interim Balance Sheets as at
------------------------------------------------------------------------------------------------------------------


                                                                                                       Convenience
                                                                                                       translation
                                                                                                        (Note 1A3)
                                                    September 30                                     --------------
                                            -------------------------------         December 31       September 30
                                                   * 2005              2004                2004               2005
                                            --------------   --------------   -----------------     --------------
                                               Unaudited                                Audited          Unaudited
                                            -------------------------------   -----------------     --------------
                                                              NIS thousands                          US$ thousands
                                            ---------------------------------------------------     --------------
Assets

Current assets
Cash and cash equivalents                         312,731            847,951            617,310             68,015
Short-term deposits and investments               493,717            540,724            416,468            107,376
Trade receivables                                 599,225          2,047,067          2,173,599            130,323
Other accounts receivable                         161,775            603,263            528,983             35,184
Inventories and work in progress,
 net of customer advances                         274,328          2,033,937          2,294,885             59,662
Assets designated for sale                         41,194             41,955             41,765              8,959
                                            --------------  ----------------  ------------------    ---------------
Total current assets                            1,882,970          6,114,897          6,073,010            409,519
                                            --------------  ----------------  ------------------    ---------------
Investments and long-term
 receivables
Investments in affiliates                       2,883,569            805,063          1,375,160            627,136
Other investments and receivables                 693,668            474,883            489,031            150,863
                                            --------------  ----------------  ------------------    ---------------
                                                3,577,237          1,279,946          1,864,191            777,999
                                            --------------  ----------------  ------------------    ---------------
Fixed assets, net                                 834,664          2,970,191          2,852,907            181,528
                                            --------------  ----------------  ------------------    ---------------
Intangible assets, deferred tax assets
 and deferred expenses, net                        46,104          2,487,580          2,357,458             10,027
                                            --------------  ----------------  ------------------    ---------------




                                            --------------  ----------------  ------------------    ---------------
                                                6,340,975         12,852,614         13,147,566          1,379,073
                                            ==============  ================  ==================    ===============



*    Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1), and discontinuance of the proportional consolidation of Telrad Networks Ltd., see Note 3C(2).


The accompanying notes are an integral part of the financial statements.


                                                                                            Koor Industries Limited
                                                                                           (An Israeli Corporation)


------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                   (Note 1A3)
                                                                 September 30                 December 31      --------------
                                                       -------------------------------   -----------------      September 30
                                                             * 2005              2004                2004               2005
                                                       -------------   ---------------   -----------------     --------------
                                                                 Unaudited                        Audited          Unaudited
                                                       -------------------------------   -----------------     --------------
                                                                         NIS thousands                          US$ thousands
                                                       ---------------------------------------------------     --------------
Liabilities and shareholders' equity

Current liabilities
Credit from banks and others                                 517,260          1,390,987          1,738,456          112,497
Trade payables                                               249,303          1,413,186          1,667,455           54,220
Other payables                                               474,343          1,388,872          1,369,442          103,163
Customer advances, net of costs incurred
 on projects                                                 220,058            234,504            211,207           47,860
                                                       --------------  ----------------  ------------------    ---------------
Total current liabilities                                  1,460,964          4,427,549          4,986,560          317,740
                                                       --------------  ----------------  ------------------    ---------------
Long-term liabilities
Net of current maturities:
Bank loans                                                 1,732,582          2,283,437          2,208,096          376,812
Other loans                                                   89,426            241,865            133,019           19,449
Convertible debentures of subsidiary                               -            672,300            646,200                -
Debentures                                                   386,530                  -                  -           84,065
Customer advances                                            107,133            116,536            142,164           23,300
Deferred taxes                                                 7,325            256,590            240,468            1,593
Liability for employee severance
 benefits, net                                                44,727            208,183            197,168            9,727
                                                       --------------  ----------------  ------------------    ---------------
Total long-term liabilities                                2,367,723          3,778,911          3,567,115          514,946
                                                       --------------  ----------------  ------------------    ---------------
Convertible debentures of subsidiary                               -            239,518            165,091                -
                                                       --------------  ----------------  ------------------    ---------------
Minority interest                                            133,885          2,439,760          2,552,333           29,118
                                                       --------------  ----------------  ------------------    ---------------
Shareholders' equity                                       2,378,403          1,966,876          1,876,467          517,269
                                                       --------------  ----------------  ------------------    ---------------

                                                       --------------  ----------------  ------------------    ---------------
                                                           6,340,975         12,852,614         13,147,566        1,379,073
                                                       ==============  ================  ==================    ===============



----------------------    -------------------------     ------------------------
  Jonathan Kolber          Prof. Gabriela Shalev               Ran Maidan
       CEO                 Member of the Board          Executive Vice President
                               of Directors                     and CFO


November 22, 2005


                                                                                            Koor Industries Limited
                                                                                               (An Israeli Company)
Condensed Consolidated Interim Statements of Income
--------------------------------------------------------------------------------------------------------------------------------


                                                                                                                    Convenience
                                                                                                                    translation
                                                                                                                     (Note 1A3)
                                                                                                                  --------------
                                                                                                           Year     Nine months
                                      Nine months ended               Three months ended                  ended          ended
                                         September 30                    September 30              September 30
                                  ----------------------------    ---------------------------       December 31
                                        2005*          2004**           2005*          2004**            2004**            2005
                                  ------------    ------------    ------------    -----------    --------------   --------------
                                  (Unaudited)      (Unaudited)    (Unaudited)     (Unaudited)           Audited       Unaudited
                                  ----------------------------    ---------------------------    --------------   --------------
                                         NIS thousands                  NIS thousands             NIS thousands   US$ thousands
                                  ----------------------------    ---------------------------    --------------   --------------
Revenues and earnings:

Revenue from sales and
 services                          1,656,756       6,829,022         507,320      2,201,701          9,228,673         360,321
Group's equity in the
 operating results of
 affiliates, net                     298,574           2,182          63,343         (1,206)           (27,687)         64,936
Other income, net                    164,220          21,491          12,513              -                  -          35,715
                                  -----------    -------------    -----------    ------------    --------------   --------------
                                   2,119,550       6,852,695         583,176      2,200,495          9,200,986         460,972
Costs and losses:

Cost of sales and services         1,366,070       4,655,484         421,140      1,493,837          6,287,679         297,101
Selling and marketing
 expenses                            157,714         841,851          46,181        300,205          1,172,204          34,301
General and
 administrative expenses             166,752         380,218          54,748        117,560            526,004          36,266
Other expenses, net                        -               -               -          8,759             78,759               -
Finance expenses, net                143,343         216,576          44,642         63,235            271,362          31,175
                                  -----------    -------------    -----------    ------------    --------------   --------------
                                   1,833,879       6,094,129         566,711      1,983,596          8,336,008         398,843

Earnings before income tax           285,671         758,566          16,465        216,899            864,978          62,129
Income tax                           (88,668)       (306,626)          5,800       (101,182)          (287,100)        (19,284)
                                  -----------    -------------    -----------    ------------    --------------   --------------
                                     197,003         451,940          22,265        115,717            577,878          42,845

Minority interest in
 subsidiaries' results, net            6,093        (324,296)          1,441       (102,062)          (432,888)          1,325
                                  -----------    -------------    -----------    ------------    --------------   --------------

                                     203,096         127,644          23,706         13,655            144,990          44,170
Cumulative effect as at
 beginning of year of
 change in accounting
 method (Note 1B)                     (3,054)              -               -              -                  -            (664)
                                  -----------    -------------    -----------    ------------    --------------   --------------
Net earnings for the period          200,042         127,644          23,706         13,655            144,990          43,506
                                  ===========    =============    ===========    ============    ==============   ==============

                                         NIS             NIS             NIS            NIS                NIS             NIS
                                  -----------    -------------    -----------    ------------    --------------   --------------

Basic and diluted earnings
 per NIS 1 par value
 of the ordinary shares
Continuing activities                 12,273           7,830           1,427            838              8,851           2,669
Cumulative effect as at
 beginning of the year of
 change in accounting
 method                                 (184)              -               -              -                  -             (40)
                                  -----------    -------------    -----------    ------------    --------------   --------------
Net earnings per share                12,089           7,830           1,427            838              8,851           2,629
                                  ===========    =============    ===========    ============    ==============   ==============

*     Regarding discontinuance of the consolidation of M-A Industries Ltd., see
      Note 3B(1) and discontinuance of the proportional consolidation of Telrad Networks Ltd., see Note 3C(2).
**    Regarding reclassification of the statement of income, see Note 1A(4).


The accompanying notes are an integral part of the financial statements.

                                                                                          Koor Industries Limited
                                                                                             (An Israeli Company)
Condensed Interim Statement of Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------


                                                       Number of                                    Proceeds from
                                                        ordinary           Share          Capital     issuance of
                                                      shares (1)         capital         reserves   stock options
                                                    ------------     -----------      -----------   -------------
                                                                            NIS thousands
                                                    -------------------------------------------------------------

BALANCE AS AT JANUARY 1, 2005 (AUDITED)              15,824,185         564,515        2,564,099               -

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2005 (UNAUDITED):
Net earnings for the period                                   -               -                -               -
Issuance of shares held by subsidiary (2)               193,229             * -                -               -
Issuance of stock options (3)                                 -               -                -          21,715
Exercise of stock options granted to employees          117,564             * -                -               -
Cumulative foreign currency translation
 adjustments                                                  -               -                -               -
                                                    ------------     -----------      -----------   -------------
BALANCE AS AT SEPTEMBER 30, 2005 (UNAUDITED)         16,134,978         564,515        2,564,099          21,715
                                                    ============     ===========      ===========   =============

Balance as at January 1, 2004 (Audited)              15,741,160         564,515        2,564,099               -

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2004 (UNAUDITED):
Net earnings for the period                                   -               -                -               -
Exercise of stock options granted to employees           74,207             * -                -               -
Cumulative foreign currency translation
 adjustments                                                  -               -                -               -
                                                    ------------     -----------      -----------   -------------
BALANCE AS AT SEPTEMBER 30, 2004 (UNAUDITED)         15,815,367         564,515        2,564,099               -
                                                    ============     ===========      ===========   =============

[table continued]

                                                                          Cumulative
                                                            Company          foreign
                                                     shares held by         currency                            Total
                                                    the company and      translation        Retained    Shareholders'
                                                       subsidiaries      adjustments            loss           equity
                                                    ---------------     ------------     -----------    -------------
                                                                           NIS thousands
                                                   ------------------------------------------------------------------

BALANCE AS AT JANUARY 1, 2005 (AUDITED)                    (80,321)        (205,674)       (966,152)       1,876,467

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2005 (UNAUDITED):
Net earnings for the period                                      -                -         200,042          200,042
Issuance of shares held by subsidiary (2)                   74,250                -         (24,641)          49,609
Issuance of stock options (3)                                    -                -               -           21,715
Exercise of stock options granted to employees                   -                -               -              * -
Cumulative foreign currency translation
 adjustments                                                     -          230,570               -          230,570
                                                    ---------------     ------------     -----------    -------------
BALANCE AS AT SEPTEMBER 30, 2005 (UNAUDITED)                (6,071)          24,896        (790,751)       2,378,403
                                                    ===============     ============     ===========    =============

BALANCE AS AT JANUARY 1, 2004 (AUDITED)                    (80,321)        (196,758)     (1,111,142)       1,740,393

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2004 (UNAUDITED):
Net earnings for the period                                      -                -         127,644          127,644
Exercise of stock options granted to employees                   -                -               -               *-
Cumulative foreign currency translation
 adjustments                                                     -           98,839               -           98,839
                                                    ---------------     ------------     -----------    -------------
BALANCE AS AT SEPTEMBER 30, 2004 (UNAUDITED)               (80,321)         (97,919)       (983,498)       1,966,876
                                                    ===============     ============     ===========    =============

(1) Net of the holdings by the Company and subsidiaries.
(2) See Note 5(2)
(3) See Note 5(1)
* Represents an amount lower than NIS 1,000.


The accompanying notes are an integral part of the financial statements.

                                                                                            Koor Industries Limited
                                                                                               (An Israeli Company)

Condensed Interim Statement of Shareholders' Equity (cont'd)
-------------------------------------------------------------------------------------------------------------------


                                                       Number of                                    Proceeds from
                                                        ordinary           Share          Capital     issuance of
                                                      shares (1)         capital         reserves   stock options
                                                    ------------     -----------      -----------   -------------
                                                                            NIS thousands
                                                    -------------------------------------------------------------

BALANCE AS AT JULY 1, 2005 (UNAUDITED)               16,118,784          564,515       2,564,099          21,715

CHANGES DURING THE THREE MONTHS ENDED
 SEPTEMBER 30, 2005 (UNAUDITED):
Net earnings for the period                                   -                -               -               -
 Exercise of stock option granted to employees           16,194              * -               -               -
Cumulative foreign currency translation
 adjustments                                                  -                -               -               -
                                                    ------------     -----------      -----------   -------------
BALANCE AS AT SEPTEMBER 30, 2005
 (UNAUDITED)                                         16,134,978          564,515       2,564,099          21,715
                                                    ============     ===========      ===========   =============

BALANCE AS AT JULY 1, 2004 (UNAUDITED)               15,788,808          564,515       2,564,099               -

CHANGES DURING THE THREE MONTHS ENDED
 SEPTEMBER 30, 2004 (UNAUDITED):

Net earnings for the period                                   -                -               -               -
Exercise of stock option granted to employees            26,559              * -               -               -
Cumulative foreign currency translation
 adjustments                                                  -                -               -               -
                                                    ------------     -----------      -----------   -------------
BALANCE AS AT SEPTEMBER 30, 2004
 (UNAUDITED)                                         15,815,367          564,515       2,564,099               -
                                                    ============     ===========      ===========   =============




[table continued]

                                                                          Cumulative
                                                            Company          foreign
                                                     shares held by         currency                            Total
                                                    the company and      translation        Retained    Shareholders'
                                                       subsidiaries      adjustments            loss           equity
                                                    ---------------     ------------     -----------    -------------
                                                                           NIS thousands
                                                   ------------------------------------------------------------------
BALANCE AS AT JULY 1, 2005 (UNAUDITED)                     (6,071)            11,745        (814,457)      2,341,546

CHANGES DURING THE THREE MONTHS ENDED
 SEPTEMBER 30, 2005 (UNAUDITED):
Net earnings for the period                                     -                  -          23,706          23,706
 Exercise of stock option granted to employees                  -                  -               -             * -
Cumulative foreign currency translation
 adjustments                                                    -             13,151               -          13,151
                                                    ---------------     ------------     -----------    -------------
BALANCE AS AT SEPTEMBER 30, 2005 (UNAUDITED)               (6,071)            24,896        (790,751)      2,378,403
                                                    ===============     ============     ===========    =============

BALANCE AS AT JULY 1, 2004 (UNAUDITED)                    (80,321)          (90,722)       (997,153)      1,960,418

CHANGES DURING THE THREE MONTHS ENDED
 SEPTEMBER 30, 2004 (UNAUDITED):

Net earnings for the period                                     -                  -          13,655          13,655
Exercise of stock option granted to employees                   -                  -               -             * -
Cumulative foreign currency translation
 adjustments                                                    -            (7,197)              -          (7,197)
                                                    ---------------     ------------     -----------    -------------
BALANCE AS AT SEPTEMBER 30, 2004
 (UNAUDITED)                                             (80,321)           (97,919)       (983,498)      1,966,876
                                                    ===============     ============     ===========    =============




(1) Net of the holdings by the Company and subsidiaries.
*   Represents an amount lower than NIS 1,000.
The accompanying notes are an integral part of the financial statements.

                                                                                            Koor Industries Limited
                                                                                               (An Israeli Company)

Condensed Interim Statement of Shareholders' Equity (cont'd)
-------------------------------------------------------------------------------------------------------------------

                                                                                            Cumulative
                                                                                Company        foreign
                                        Number of                                shares       currency                       Total
                                         ordinary      Share     Capital        held by    translation    Retained   Shareholders'
                                        shares(1)    capital    reserves   subsidiaries    adjustments        loss          equity
                                       -----------  ---------   ---------  ------------    -----------  ----------   -------------


                                                                              NIS thousands
                                       --------------------------------------------------------------------------------------------
BALANCE AS AT DECEMBER 31, 2003
(AUDITED)                              15,741,160     564,515    2,564,099      (80,321)     (196,758)   (1,111,142)    1,740,393

Changes during 2004 (Audited):
Net earnings                                    -           -            -            -             -       144,990       144,990
Exercise of stock options
  granted to employees                     83,025         * -            -            -             -             -           * -
Cumulative foreign currency
  translation adjustments, net                  -           -            -            -        (8,916)            -        (8,916)
                                       ----------   ---------    ---------     ---------    ----------   -----------    ----------
BALANCE AS AT DECEMBER 31, 2004
(AUDITED)                              15,824,185     564,515    2,564,099      (80,321)     (205,674)     (966,152)    1,876,467
                                       ==========   =========    =========     =========    ==========   ===========    ==========


(1) Net of the holdings by the Company and subsidiaries.
* Represents an amount less than NIS 1,000



The accompanying notes are an integral part of the financial statements.

                                                                                                     Koor Industries Limited
                                                                                                         (An Israeli Company)

Condensed Interim Statement of Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

Convenience translation into U.S. dollars (Note 1A3)


                                                                                           Proceeds from          Company
                                                                                             issuance of           shares
                                                                  Share          Capital           stock          held by
                                                                capital         reserves         options     subsidiaries
                                                             ----------       ----------   -------------     ------------
                                                                                            US$ thousands
                                                             ----------------------------------------------------------------
BALANCE AS AT JANUARY 1, 2005                                  122,774          557,655               -          (17,469)

CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2005
Net earnings for the period                                          -                -               -                -
Issuance of shares held by subsidiary (1)                            -                -               -           16,148
Issuance of stock options (2)                                        -                -           4,723                -
Exercise of stock options granted to employees                       -                -               -                -
Cumulative foreign currency translation adjustments                  -                -               -                -
                                                             ----------       ----------   -------------     ------------
BALANCE AS AT SEPTEMBER 30, 2005                               122,774          557,655           4,723           (1,321)
                                                             ==========       ==========   =============     ============

BALANCE AS AT JULY 1, 2005                                     122,774          557,655           4,723           (1,321)

CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2005
Net earnings                                                         -                -               -                -
Exercise of stock options granted to employees                       -                -               -                -
Cumulative foreign currency translation adjustments                  -                -               -                -
                                                             ----------       ----------   -------------     ------------
BALANCE AS AT SEPTEMBER 30, 2005                               122,774          557,655           4,723           (1,321)
                                                             ==========       ==========   =============     ============


[table continued]

                                                                   Cumulative
                                                                      foreign
                                                                     currency                            Total
                                                                  translation        Retained    Shareholders'
                                                                  adjustments            loss           equity
                                                                 ------------      ----------    -------------
                                                                                 US$ thousands
                                                                 ---------------------------------------------

BALANCE AS AT JANUARY 1, 2005                                        (44,731)       (210,124)         408,105

CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2005
Net earnings for the period                                                -          43,506           43,506
Issuance of shares held by subsidiary (1)                                  -          (5,359)          10,789
Issuance of stock options (2)                                              -               -            4,723
Exercise of stock options granted to employees                             -               -              * -
Cumulative foreign currency translation adjustments                   50,146               -           50,146
                                                                  -----------      ----------    -------------
BALANCE AS AT SEPTEMBER 30, 2005                                       5,415        (171,977)         517,269
                                                                  ===========      ==========    =============

BALANCE AS AT JULY 1, 2005                                             2,554        (177,133)         509,252

CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2005
Net earnings                                                               -           5,156            5,156
Exercise of stock options granted to employees                             -               -              * -
Cumulative foreign currency translation adjustments                    2,861               -            2,861
                                                                  -----------      ----------    -------------
BALANCE AS AT SEPTEMBER 30, 2005                                       5,415        (171,977)         517,269
                                                                  ===========      ==========    =============


(1) See Note 5(2)
(2) See Note 5 (1)
* Represents an amount lower than 1,000 dollars.

The accompanying notes are an integral part of the financial statements.


                                                                                                    Koor Industries Limited
                                                                                                        (An Israeli Company)
Condensed Consolidated Interim Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------------

                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                               --------------
                                      Nine months ended               Three months ended                Year     Nine months
                                         September 30                    September 30                  ended           ended
                                  ---------------------------     ---------------------------    December 31    September 30
                                        *2005            2004           *2005            2004           2004           *2005
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                  (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)        Audited       Unaudited
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                         NIS thousands                   NIS thousands         NIS thousands   US$ thousands
                                  ---------------------------     ---------------------------  -------------   -------------
CASH FLOWS GENERATED BY
 OPERATING ACTIVITIES
Net earnings for the period          200,042         127,644          23,706          13,655        144,990          43,506
Adjustments to reconcile net
 earnings (losses) in net
 cash flows generated by
 by operating activities (A)        (292,170)        790,095         (32,765)        202,258        745,683         (63,543)
                                  -----------     -----------     -----------     -----------  -------------   -------------
Net cash inflow (outflow)
 generated by operating
 activities                          (92,128)        917,739          (9,059)        215,913        890,673         (20,037)
                                  -----------     -----------     -----------     -----------  -------------   -------------
CASH FLOWS GENERATED BY
 INVESTING ACTIVITIES:
Purchase of fixed assets             (41,505)       (170,301)        (15,734)        (50,724)      (232,146)         (9,027)
Investment grants in respect
 of fixed assets                       2,226           4,358           1,295           3,066          6,908             484
Amounts charged to intangible
 assets and deferred expenses         (2,412)        (87,960)            (65)        (35,258)      (153,206)           (524)
Acquisition of subsidiaries and
 a proportionately consolidated
 company (B)                               -        (299,305)              -         (65,795)      (299,305)              -
Investments in affiliates             (7,239)         (7,152)              -            (584)      (646,672)         (1,574)
Loans granted to affiliates                -            (833)              -               -         (1,680)              -
Proceeds from realization of
 investment in formerly
 consolidated subsidiary, net
 of cash in this subsidiary at
 the time it ceased being
 consolidated (C)                    199,953               -               -               -              -          43,487
Repayment of liability in
 respect of subsidiary of
 in prior years                            -               -               -               -        (28,309)              -
Acquisition of minority
 interest in subsidiaries                  -          (4,762)              -          (2,051)        (4,762)              -
Proceeds from disposal of
 investments in investees
 companies, venture capital
 companies and others                377,236         467,275         103,620           9,328        636,286          82,044
Proceeds from realization of
 subsidiary's shares that
 became proportionately
 consolidated (D)                          -               -               -               -         38,239               -
Proceeds from realization of a
 proportionately consolidated
 company at the time it ceased
 being proportionately
 consolidated (E)                    (14,122)              -               -               -              -          (3,071)
Proceeds from sale of fixed
 assets and intangible assets          5,602           8,548           1,705             860         10,519           1,218
Investment in venture capital
 companies                           (15,359)        (21,330)         (4,769)         (3,460)       (34,928)         (3,340)
Decrease (increase) in other
 investments, net                   (371,923)         38,980        (123,595)         16,335         (5,110)        (80,888)
Increase in short-term deposits
 and investments, net                (95,649)       (110,817)        (69,616)         53,390         (8,673)        (20,803)
                                  -----------     -----------     -----------     -----------  -------------   -------------
Net cash inflow (outflow)
 generated by investing
 activities                           36,808        (183,299)       (107,159)        (74,893)      (722,839)          8,006
                                  ===========     ===========     ===========     ===========  ============-   =============


* Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1) and regarding discontinuance of the proportional consolidation of Telrad Networks see note 3C(2)

The accompanying notes are an integral part of the financial statements.

                                                                                                    Koor Industries Limited
                                                                                                       (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

Reported amounts

                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                        Year   --------------
                                      Nine months ended               Three months ended               ended     Nine months
                                         September 30                    September 30            December 31           ended
                                  ---------------------------     ---------------------------  -------------    September 30
                                        *2005            2004           *2005            2004           2004           *2005
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                  (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)      (Audited)     (Unaudited)
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                         NIS thousands                   NIS thousands         NIS thousands   US$ thousands
                                  ---------------------------     ---------------------------  -------------   -------------
CASH FLOWS GENERATED BY
 FINANCING ACTIVITIES:
Proceeds from issuance
 of debentures                       375,535               -               -              -               -          81,674
Proceeds from issuance
 of options                           21,715               -               -              -               -           4,723
Proceeds from issuance of
 shares held by subsidiary            49,609               -               -              -               -          10,789
Issuance of equity to
 minority interest
 in subsidiaries                       7,779               -           5,027              -          14,617           1,692
Dividend paid to minority
 interest in subsidiaries                  -         (73,547)              -        (36,113)       (107,006)              -
Payment of suppliers' credit
 received for the purchase
 of fixed assets                           -         (28,309)              -              -               -               -
Issuance of convertible
 debentures by subsidiary                  -         665,982               -          1,059         665,982               -
Proceeds of long-term loans
 and other long-term
 liabilities                       1,014,367         406,509       1,004,065         19,970       1,063,387         220,611
Repayment of long-term
 loans, debentures and
 other long-term liabilities      (1,346,102)     (1,248,052)       (725,129)      (186,008)     (1,791,112)       (292,758)
Increase (decrease) in
 credit from banks
 and others, net                    (394,417)       (212,030)       (257,641)       (39,826)         26,063         (85,781)
                                  -----------     -----------     -----------     -----------  -------------   -------------

Net cash inflow (outflow)
 generated by financing
 activities                        (271,514)        (489,447)         26,322       (240,918)       (128,069)        (59,050)
                                  -----------     -----------     -----------     -----------  -------------   -------------

TRANSLATION DIFFERENCES
 IN RESPECT OF CASH BALANCES
 OF AUTONOMOUS FOREIGN
 INVESTEE COMPANIES                   22,255           9,555           1,962          1,546         (15,858)          4,840
                                  -----------     -----------     -----------     -----------  -------------   -------------

INCREASE (DECREASE) IN
 CASH AND EQUIVALENTS               (304,579)        254,548         (87,934)       (98,352)         23,907         (66,241)

BALANCE OF CASH AND CASH
 EQUIVALENTS AT THE
 BEGINNING OF THE PERIOD             617,310         593,403         400,665        946,303         593,403         134,256
                                  -----------     -----------     -----------     -----------  -------------   -------------

BALANCE OF CASH AND CASH
 EQUIVALENTS AT THE END OF
 THE PERIOD                          312,731         847,951         312,731        847,951         617,310          68,015
                                  ===========     ===========     ===========     ===========  ============-   =============

* Regarding discontinuance of the consolidation of M-A Industries Ltd., see
  Note 3B(1) and regarding discontinuance of the proportional consolidation of Telrad networks see Note 3C(2)

The accompanying notes are an integral part of the financial statements.


                                                                                                    Koor Industries Limited
                                                                                                       (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

Reported amounts

                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                        Year   --------------
                                      Nine months ended               Three months ended               ended     Nine months
                                         September 30                    September 30            December 31           ended
                                  ---------------------------     ---------------------------  -------------    September 30
                                        *2005            2004           *2005            2004           2004           *2005
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                  (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)      (Audited)     (Unaudited)
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                         NIS thousands                   NIS thousands         NIS thousands   US$ thousands
                                  ---------------------------     ---------------------------  -------------   -------------
A. ADJUSTMENTS TO RECONCILE
   NET EARNINGS (LOSSES) TO
   CASH FLOWS GENERATED BY
   OPERATING ACTIVITIES:

INCOME AND EXPENSES NOT
 INVOLVING CASH FLOWS:

Minority interest in
 subsidiaries' results, net           (6,093)        324,296          (1,441)       102,062         432,888          (1,325)
Equity in operating results
 net of dividend received
 in cash                            (227,766)         (2,182)        (42,894)         1,206          27,687         (49,535)
Depreciation and amortization         58,000         352,051          13,670         94,816         463,800          12,614
Deferred taxes, net                   74,068         128,876          (7,955)        39,017          49,647          16,109
Linkage and amortization
 of discount in respect
 of debentures                        10,994               -           6,724              -               -           2,391
Increase (decrease) in
 liabilities in respect
 of employee severance
 benefits, net                        18,963          10,780          (8,359)        (4,423)         20,619           4,124
Net capital losses (gains)
from realization:
  Fixed assets and
    intangible assets                   (495)          7,447             (89)         9,542          16,091            (108)
  Investments in formerly
    consolidated subsidiaries       (204,619)              -               -              -               -         (44,502)
  Investments in investee
    companies                        (19,366)       (217,821)         (9,103)       (38,767)       (227,477)         (4,212)
Erosion of principal
 of long-term loans, other
 long-term liabilities and
 credit from banks and others         30,450          20,821            (668)        (8,375)          8,241           6,622
Erosion (linkage) of value of
 investments, deposits and
 loans receivable                     (5,058)        (23,646)         (4,168)       (11,057)          9,314          (1,100)
Impairment in value of assets
 and investments**                    51,803          43,903          12,158          4,593          58,144          11,267
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                    (219,119)        644,525         (42,125)       188,614         858,954         (47,655)
                                  -----------     -----------     -----------     -----------  -------------   -------------
CHANGES IN OPERATING ASSETS
 AND LIABILITY ITEMS:
(Increase) decrease in trade
 receivables and other
 receivables (after taking
 into account non-current
 receivables)                       (113,441)        161,333         (12,817)       220,568         (71,964)        (24,672)
Decrease (increase) in
 inventories, projects
 in progress and customer
 advances (including
 long-term customer
 advances and deposits)              (60,918)          2,457         (20,445)       (92,602)       (319,645)        (13,249)
Increase (decrease) in trade
 payables and other payables         101,308         (18,220)         42,622       (114,322)        278,338          22,033
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                     (73,051)        145,570           9,360         13,644        (113,271)        (15,888)
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                    (292,170)        790,095         (32,765)       202,258         745,683         (63,543)
                                  ===========     ===========     ===========     ===========  ============-   =============

*  Regarding discontinuance of the consolidation of M-A Industries Ltd., see
   Note 3B(1) and regarding discontinuance of the proportional consolidation of Telrad networks see Note 3C(2)
** Mainly decrease in the value of venture capital companies

The accompanying notes are an integral part of the financial statements.

                                                                                                    Koor Industries Limited
                                                                                                        (An Israeli Company)
Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                               --------------
                                      Nine months ended               Three months ended                Year     Nine months
                                         September 30                    September 30                  ended           ended
                                  ---------------------------     ---------------------------    December 31    September 30
                                        *2005            2004           *2005            2004           2004           *2005
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                  (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)        Audited       Unaudited
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                         NIS thousands                   NIS thousands         NIS thousands   US$ thousands
                                  ---------------------------     ---------------------------  -------------   -------------

B. ACQUISITION OF SUBSIDIARIES
   AND A PROPORTIONATELY
   CONSOLIDATED COMPANY

Assets and liabilities of the
 subsidiaries at date
 of acquisition:
Working capital surplus,
 excluding cash and
 cash equivalents                           -        (34,447)               -        (4,709)        (34,493)               -
Issuance of shares by investee
 company                                    -              -                -             -          34,238                -
Fixed assets and investments, net           -        (10,210)               -        (4,864)       (287,724)               -
Intangible assets                           -       (277,560)               -       (11,858)       (198,470)               -
Goodwill                                    -       (181,419)               -       (90,647)                               -
Minority interest                           -         33,660                -        33,660                                -
Short-term liabilities                      -              -                -             -         187,144                -
Long-term liabilities                       -        136,433                -        12,623               -                -
Realization of subsidiary's
  shares held by
  it's subsidiary                           -         34,238                -             -               -                -
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                            -       (299,305)               -       (65,795)       (299,305)               -
                                  ===========     ===========     ===========     ===========  ============-   =============

C. PROCEEDS FROM REALIZATION OF
   INVESTMENT IN FORMERLY
   CONSOLIDATED SUBSIDIARY, NET
   OF CASH IN THIS SUBSIDIARY
   THE TIME IT CEASED BEING
   CONSOLIDATED:

Assets and liabilities of the
 formerly consolidated
 subsidiary at the time it
 ceased being consolidated:
Net working capital, excluding
 cash and cash equivalents         1,031,023               -               -              -                -        224,233
Fixed assets and investments       1,971,804               -               -              -                -        428,839
Intangible assets                  2,316,290               -               -              -                -        503,760
Long-term liabilities             (1,601,477)              -               -              -                -       (348,299)
Investment in affiliated
  company                         (1,315,995)              -               -              -                -       (286,210)
Capital gain on sale of
 investments in subsidiaries         200,987               -               -              -                -         43,712
Minority interest                 (2,420,820)              -               -              -                -       (526,493)
Realization of capital
 reserve from
 translation differences              18,141               -               -              -                -          3,945
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                     199,953               -               -              -                -         43,487
                                  ===========     ===========     ===========     ===========  ============-   =============

D. PROCEEDS FROM
   REALIZATION OF
   SUBSIDIARY'S
   SHARES THAT BECAME
   PROPORTIONATELY
   CONSOLIDATED

Working capital surplus
 excluding cash and
 cash equivalents                          -               -               -              -          23,057               -
Fixed assets, investments
  and other assets                         -               -               -              -          40,851               -
Long-term liabilities                      -               -               -              -         (25,544)              -
Capital gain                               -               -               -              -            (125)              -
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                           -               -               -              -          38,239               -
                                  ===========     ===========     ===========     ===========  ============-   =============

* Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1) and regarding discontinuance of the proportional consolidation of Telrad networks see Note 3C(2)

The accompanying notes are an integral part of the financial statements.

                                                                                                    Koor Industries Limited
                                                                                                        (An Israeli Company)
Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------
s                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                               --------------
                                      Nine months ended               Three months ended                Year     Nine months
                                         September 30                    September 30                  ended           ended
                                  ---------------------------     ---------------------------    December 31    September 30
                                        *2005            2004           *2005            2004           2004           *2005
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                  (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)        Audited       Unaudited
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                         NIS thousands                   NIS thousands         NIS thousands   US$ thousands
                                  ---------------------------     ---------------------------  -------------   -------------

E.  PROCEEDS FROM REALIZATION
    OF A PROPORTIONATELY
    CONSOLIDATED COMPANY AT THE
    TIME IT CEASED BEING
    CONSOLIDATED:

Assets and liabilities of the
 formerly consolidated
 subsidiary at the time
 it ceased being
 consolidated:

Net working capital, excluding
 cash and cash equivalents            36,900               -               -              -               -           8,025
Fixed assets and investments         129,917               -               -              -               -          28,255
Investment in affiliated
 company                            (117,623)              -               -              -               -         (25,581)
Long-term liabilities                (62,023)              -               -              -               -         (13,489)
Capital gain on sale
 of investments
 in subsidiaries                       3,632               -               -              -               -             790
Minority interest                     (4,925)              -               -              -               -          (1,071)
                                  -----------     -----------     -----------     -----------  -------------   -------------
                                     (14,122)              -               -              -               -          (3,071)
                                  ===========     ===========     ===========     ===========  ============-   =============

F. NON-CASH TRANSACTIONS:

Purchase of fixed assets by
 credit                                1,300          53,756             460         51,038           9,172             283
                                  ===========     ===========     ===========     ===========  ============-   =============

Purchase of other assets by
 credit                                    -          26,221               -              -          28,178               -
                                  ===========     ===========     ===========     ===========  ============-   =============

Proposed dividend to minority
 shareholders by subsidiaries              -          33,006               -              -          29,614               -
                                  ===========     ===========     ===========     ===========  ============-   =============

Dividend in kind from
affiliate company                          -               -               -              -          33,363               -
                                  ===========     ===========     ===========     ===========  ============-   =============

Loans converted into
 shareholders' equity
 of subsidiary                             -               -               -              -          14,042               -
                                  ===========     ===========     ===========     ===========  ============-   =============

Proceeds from sale of venture
 capital investments                       -           7,825               -          6,908               -               -
                                  ===========     ===========     ===========     ===========  ============-   =============

Issuance of shares to Minority             -          10,276               -         10,276               -               -
                                  ===========     ===========     ===========     ===========  ============-   =============

Sale of I.P. in consideration
 of unquoted ordinary shares               -           5,831               -              -               -               -
                                  ===========     ===========     ===========     ===========  ============-   =============

* Regarding discontinuance of the consolidation of M-A Industries Ltd., see
Note 3B(1) and regarding discontinuance of the proportional consolidation of Telrad networks see Note 3C(2).

The accompanying notes are an integral part of the financial statements.

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)
-------------------------------------------------------------------------------


Note 1 - General

         A.       General

         1. These financial statements were prepared in conformity with the generally accepted accounting principles applicable to interim financial statements, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board ("IASB").

         2. These financial statements were prepared at September 30, 2005 and for the nine and three month periods then ended. These financial statements should be read in conjunction with the Company's audited financial statements and accompanying notes at December 31, 2004 ("the annual financial statements").

         3. The interim financial statements as at September 30, 2005, and for the nine and three month periods then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.598). The translation was made solely for the convenience of the reader.
                  The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

         4. The significant accounting policies were applied in the interim financial statements in a manner consistent with the financial statements at December 31, 2004, except as mentioned in Note 1B.

         5. Subsequent to the discontinuance of the consolidation of Makhteshim-Agan Industries Ltd. (described in Note 3B(1)), management decided to classify the statement of income in a manner that will present fairly the nature of the activities of the Company as a holding company. The statement of income has therefore been presented in a single-stage format, whereby all revenues and profits, including the Company's equity in the operating results of affiliates, are presented together. The comparative figures have been reclassified accordingly.


         B.       First-time application of accounting standards

         Accounting Standard No. 19 - Taxes on Income

         In July 2004, the Israel Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income", which prescribes that a deferred tax liability is to be recognized for all temporary differences that are taxable, except for a limited number of exceptions. Likewise a deferred tax asset is to be recognized for all temporary differences that are deductible, losses for tax purposes and unutilized tax benefits, if it is expected that there will be taxable income against which it will be possible to utilize them, except for a limited number of exceptions. The new standard applies to financial statements beginning on January 1, 2005. The first-time application of the standard has a one-time cumulative effect, as at January 1, 2005, of reducing net earnings by NIS 3 million, as a result of application of the standard by an investee.

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)(cont'd)
-------------------------------------------------------------------------------



Note 1 - General (cont'd)

         B.       First-time application of accounting standards (cont'd)

         Accounting Standard No. 19 - Taxes on Income (cont'd)

         The annual financial statements of the Company as at December 31, 2004 include footnote disclosure, whereby the anticipated effect of the first-time application of Standard 19 was an increase in net earnings of NIS 19 million, due mainly to the recording of deferred taxes in an investee for intercompany sales revenues. As a result of a reexamination of Standard 19 by the investee, regarding the creation of deferred taxes for unrealized intercompany sales, the investee's management reached the conclusion that continuing to apply the "deferral approach", whereby it would continue to allocate taxes to this income, based on the tax rate applicable to the seller company, is consistent with the provisions of Opinion 57 of the Institute of Certified Public Accountants in Israel.


         C. Disclosure of effect of new accounting standards in the period prior to their implementation

         1. In August 2005 the Israel Accounting Standards Board published Accounting Standard No. 22, "Financial Instruments:
                  Disclosure and Presentation". The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances in which financial assets should be offset from financial liabilities. The new standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The standard provides that it is to be adopted on a prospective basis, except for the write-off of provisions for losses in respect of convertible securities in investee companies which is to be treated as a "cumulative effect as at the beginning of the year of a change in accounting method". The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

                  In the opinion of management of the Company and its investees, the main impact of the new standard will be in respect of the write-off of provisions for losses in respect of convertible securities in investee companies as at December 31, 2005. This impact will be included in financial statements for the first quarter of 2006.

                  As of September 30, 2005 the balance of the provisions for losses of the Company and an affiliated company amounted to approximately NIS 72 million and NIS 15 million, respectively. The Company's share in the said impact of the affiliate is expected to amount to approximately NIS 5 million.

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)(cont'd)
-------------------------------------------------------------------------------


Note 1 - General (cont'd)

         C. Disclosure of effect of new accounting standards in the period prior to their implementation (cont'd)

         2. In September 2005 the Israel Accounting Standards Board published Accounting Standard No. 24, "Stock-Based Compensation". The standard requires that financial statements recognize stock-based compensation transactions, including transactions with employees or other parties that are to be settled with equity, cash or other assets. According to the standard, stock-based compensation transactions in which goods or services are received, should be recognized according to their fair value.

                  Furthermore, the standard provides different disclosure requirements concerning the substance and scope of stock-based compensation arrangements that existed during the period, and the manner in which the fair value of such arrangements was determined. The new standard will apply to financial statements for periods beginning on January 1, 2006. The rules of the standard shall be implemented for each stock-based compensation transaction that took place after March 15, 2005 and that did not fully vest by the date of initial implementation of the standard. Furthermore, comparative information relating to periods commencing March 15, 2005 is to be restated. Changes in the terms of stock-based compensation transactions that are settled by means of equity, which took place after March 15, 2005 are to be accounted for according to the rules of the standard, and comparative information relating to periods commencing March 15, 2005 is to be restated.

                  The anticipated impact of the initial implementation of the standard on the financial statements is being examined by the Company and its investees.


Note 2 - Rates of Change in the Consumer Price Index and Foreign Currency Exchange Rates

         Below are the rates of change that occurred in the Consumer Price Index and in the exchange rates of the U.S. Dollar during the reporting period:

                                                      Israeli     Exchange rate
                                                          CPI     of one Dollar
                                                   -----------    --------------
                                                       Points               NIS
                                                   -----------    --------------

           At September 30, 2005                       184.15             4.598
           At September 30, 2004                       180.74             4.482
           At December 31, 2004                        180.74             4.308


                                                   Change in %       Change in %
                                                   -----------     -------------

           For the nine months ended
             September 30, 2005                          1.9               6.7
           For the three months ended
             September 30, 2005                          1.4               0.5

           For the nine months ended
             September 30, 2004                          1.2               2.4
           For the three months ended
             September 30, 2004                         (0.2)             (0.3)

           For the year ended December 31, 2004          1.2              (1.6)

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)(cont'd)
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees

         A.       ECI Telecom Ltd. ("ECI") - an affiliate

         1. In February 2005, ECI entered into a preliminary agreement to sell the balance of long-term receivables to ABN Amro Bank ("ABN") for the sum of approximately 96 million dollars in cash, plus potentially a further amount of approximately 3.3 million dollars. In April 2005, the approvals for the sale were received and the receivables were sold to ABN. As a result, during the second quarter of 2005 ECI recognized a net gain of 10.4 million dollars (excluding additional profit resulting from the contingent amount). The Company's equity in this gain was approximately NIS 14 million.

         2. In January 2005, the ECI was named as one of the defendants in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the acts and omissions of ECtel. Damages claimed by the plaintiff have not yet been quantified. ECI's management believes that the allegations made in the complaint with respect to it are without merit.

          3. On June 3, 2005 ECI acquired 100% of Laurel Networks Inc., a company incorporated and operating in the U.S., for a cash payment of 88 million dollars.

         4. ECI prepares its financial statements in accordance with generally accepted accounting principles in the U.S. Following is the adjustment of ECI's net earnings as reported in accordance with U.S. generally accepted accounting principles (US GAAP) to the net earnings (loss) according to Israeli generally accepted accounting principles:

                                           Nine months ended                 Three months ended             Year ended
                                              September 30                       September 30              December 31
                                    -----------------------------      ----------------------------       -------------
                                           2005              2004             2005             2004              2004
                                    -----------       -----------      -----------      -----------       -------------
                                    (Unaudited)       (Unaudited)      (Unaudited)      (Unaudited)           Audited
                                    -----------       -----------      -----------      -----------       -------------
                                            US$ thousands                     US$ thousands               US$ thousands
                                    -----------------------------      ----------------------------       -------------
         Net earnings of ECI
          based on its reporting
          according to US GAAP          32,225             1,263            6,217             6,016           10,153

         Adjustments:
         Finance income
          (expenses) - FAS 133          20,423             4,783             (449)           (1,204)          (8,304)
         Tax expenses                        -              (501)               -              (165)          (1,529)
         Amortization of goodwill       (1,635)             (442)          (1,060)              (40)          (1,233)
         Gain from securities              (66)           (3,275)             (66)           (1,994)          (1,282)
         Decline in value
          of assets                          -               969                -                 -              969
                                    -----------       -----------      -----------      -----------       -------------
         Net earnings (loss) of
          ECI according to
          Israeli GAAP                  50,947             2,797            4,642             2,613           (1,226)
                                    ===========       ===========      ===========      ===========       =============

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)(cont'd)
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         B. Makhteshim-Agan Industries Ltd. ("M-A Industries") - an affiliate

         1. On February 3, 2005, Koor sold 15.9 million shares of M-A Industries for NIS 374 million. As a result of this sale, Koor's holding percentage in M-A Industries decreased to 34.6%. The resultant gain (pre-tax) of NIS 201 million was included in the current reporting period in "other income (expenses), net". Additionally, as a result of the sale, Koor utilized a deferred tax asset of NIS 69 million that had been created in 2004, because of expectations to utilize carryforward tax losses.

                  Following the sale of the shares in February 2005, Koor evaluated the implication for continuing to consolidated M-A Industries in the financial statements of Koor, beginning from the first quarter of 2005.

                  Based on an evaluation of the range of circumstances created as a result of the aforementioned sale of its holdings, Koor's management decided that continuation of the consolidation of M-A Industries is not consistent with the economic substance. Therefore, beginning from the first quarter of 2005, the consolidation of M-A Industries in the financial statements of Koor was discontinued, and the investment therein is stated by the equity method.

                  Below is data on the balance sheet of M-A Industries as at:
                                                                              September 30       December 31
                                                                                      2004              2004
                                                                             -------------     -------------
                                                                               (Unaudited)         (Audited)
                                                                             -------------     -------------
                                                                             NIS thousands     NIS thousands
                                                                             -------------     -------------
                  Current assets                                                3,921,252         4,089,905
                  Non-current assets                                            4,461,078         4,288,094
                  Current liabilities                                           2,672,565         2,884,505
                  Long-term liabilities                                         1,913,366         1,601,477

                  Below is the data on the results of M-A Industries:

                                                            Nine months       Three months              Year
                                                                  ended              ended             ended
                                                           September 30       September 30       December 31
                                                                   2004               2004              2004
                                                          -------------      -------------     -------------
                                                            (Unaudited)        (Unaudited)         (Audited)
                                                          -------------      -------------     -------------
                                                          NIS thousands      NIS thousands     NIS thousands
                                                          -------------      -------------     -------------

                  Revenues                                   5,088,659          1,635,136         6,895,238
                  Operating costs and expenses               4,103,194          1,326,497         5,594,734

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)(cont'd)
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         B. Makhteshim-Agan Industries Ltd. ("M-A Industries") - an affiliate (cont'd)

         2. During the reporting period, 133,650 thousand dollars par value debentures of M-A Industries, which had been allotted in March 2004 in a private placement to institutional investors, were converted to approximately 29,429 thousand ordinary shares, NIS 1 par value of M-A Industries. Furthermore, NIS 21,312 thousand par value of debentures (Series A) were converted to approximately 2,139 thousand ordinary shares, NIS 1 par value of M-A Industries and 4,912 thousand options (Series 1) were converted to approximately 4,912 thousand ordinary shares, NIS 1 par value of M-A Industries, respectively. The Company subsequently recognized a gain of approximately NIS 79 million in the reporting period which is included under the caption "Group's equity in the operating results of affiliates, net".

                  The Company's holdings in M-A Industries at September 30, 2005 is approximately 31.6% (fully diluted 28.6%).

         3. Under the terms of the securitization agreement of M-A Industries and its subsidiaries from September 2004, to sell customer receivables to financial institutions, the balance of trade receivables sold for cash as at the balance sheet date amounted to NIS 702 million (September 30, 2004 - NIS 717 million; December 31, 2004 - NIS 613 million).

                  The maximum amount of financial resources expected to be made available to the Purchasing Companies to purchase the trade receivables of the subsidiaries is 250 million dollars, on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

         4. M-A Industries and its subsidiary in Brazil (Milenia) undertook, if certain conditions are met, to indemnify financial institutions for credit received by customers of Milenia from those financial institutions, and which was used to repay the debts of these customers to Milenia from its sales to these customers.

                  The indemnification amount as at the balance sheet date is NIS 280 million (December 31, 2004 - NIS 422 million).

         5. During and subsequent to the reporting period, M-A Industries' board of directors resolved to distribute a dividend of NIS 267 million. The Company's share of the dividend is NIS 88 million.

         6. On March 8, 2005, the board of directors of M-A Industries resolved to adopt a new option plan for its officers and employees and those of its subsidiaries. Under the terms of the plan, on March 14, 2005, 14,900 thousand stock options were allotted, exercisable for up to 14,900 thousand ordinary registered shares of par value NIS 1 of M-A Industries.

                  Assuming all the options are exercised, the recipients will hold approximately 3.05% of M-A Industries paid share capital, including 2,500 thousand options that were deposited with a trustee for future distribution. However, the offerees will not be issued the full number of shares underlying the options, but only the number of shares reflecting the monetary benefit implicit in the options.

         7. On November 14, 2005, the board of directors of M-A Industries resolved to adopt a policy whereby M-A Industries would endeavor to repurchase its shares to the extent of up to 150 million dollars.

                  The board of directors' resolution stipulates various parameters for effecting the abovementioned repurchase, including the purchase of shares in response to supply that does not generate demand, daily purchase limitations, price criteria and carrying-out off-market transactions.
                  The purchased shares will become dormant shares for the duration they are held by M-A Industries.

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)(cont'd)
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         C.       Telrad Networks Ltd. ("Telrad") - an affiliate

         1. In 2004, Telrad's board of directors approved a reorganization plan that included employee layoffs. The current period includes Koor's share in these expenses in the amount of NIS 38 million under the item "other income (expenses), net" (expenses of the reorganization plan in 2004 amounted to NIS 29 million).

         2. In September 2004 Koor and Telrad Holdings Ltd., a wholly-owned subsidiary of Koor ("the Koor group"), entered into an agreement for the sale of 39% of the shares of Telrad Ltd. to Fortissimo Capital Fund GP L.P. ("Fortissimo").

                  This sale was executed in two stages.

                  In the first stage, which was completed in November 2004, the Koor group transferred 19.5% of Telrad's shares to Fortissimo for 10.5 million dollars. According to the agreement, Telrad's board of directors is comprised of three directors nominated by Koor, three directors nominated by Fortissimo and an external expert nominated by mutual agreement of the parties.

                  The agreement includes a number of matters, the approval of which requires mutual agreement of the Koor group and Fortissimo. These matters include: approval of Telrad's budget, election of Telrad's executive officers and the remuneration thereof and the distribution of dividends. These rights grant the minority shareholder the right to participate actively in significant decisions relating to Telrad's ordinary course of business and therefore prevent the Koor group, the majority shareholder, from having control of Telrad, and require mutual agreement of Koor and Fortissimo in decisions crucial to Telrad's activities.

                  Therefore, as of the fourth quarter of 2004 and through the end of the second quarter of 2005, Telrad is proportionately consolidated in Koor's financial statements according to a shareholding of 80.5%.

                  On June 22, 2005 ("the completion date") the Company completed the second stage of the sale of 19.5% of Telrad's shares, after certain changes were made to the original agreement. According to the amendment to the original agreement, the international investment fund HarbourVest and the Israeli investment fund Poalim Ventures joined Fortissimo and together purchased 19.5% of Telrad's shares for 6.25 million dollars. Furthermore, in the amendment to the agreement, Koor's obligation to extend an additional loan to Telrad was cancelled, and Koor was released from certain of the indemnifications granted to Fortissimo under the original agreement. Subsequent to the sale, the Koor group's shareholding in Telrad decreased to 61% and a capital gain of approximately NIS 4 million was recorded.

                  The rights granted to Fortissimo under the original agreement described above, whereby mutual agreement of the Koor group and Fortissimo is required on significant matters relating to Telrad's ordinary course of business, are still in effect. However, due to the presence of two additional shareholders who are not party to these rights, the proportionately consolidation of Telrad in Koor's financial statements, has been discontinued as of the completion date. As of the end of the second quarter of 2005, Koor's investment in Telrad is presented according to the equity method.

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)(cont'd)
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         C.       Telrad Networks Ltd. ("Telrad") - an affiliate (cont'd)

                  Below is data on the balance sheet of Telrad as at:
                                                                              September 30       December 31
                                                                                      2004              2004
                                                                             -------------     -------------
                                                                               (Unaudited)         (Audited)
                                                                             -------------     -------------
                                                                             NIS thousands     NIS thousands
                                                                             -------------     -------------
                  Current assets                                                377,254           295,867
                  Non-current assets                                            192,254           144,386
                  Current liabilities                                           226,056           197,173
                  Long-term liabilities                                          99,105            86,589

                  Below is the data on the results of Telrad:

                                                            Nine months       Three months              Year
                                                                  ended              ended             ended
                                                           September 30       September 30       December 31
                                                                   2004               2004              2004
                                                          -------------      -------------     -------------
                                                            (Unaudited)        (Unaudited)         (Audited)
                                                          -------------      -------------     -------------
                                                          NIS thousands      NIS thousands     NIS thousands
                                                          -------------      -------------     -------------

                  Revenues                                   376,849            101,201           470,252
                  Operating costs and expenses               409,047            121,877           531,369


         D.       The Defense Electronics Segment

                  On December 27, 2004, Koor entered into a series of agreements with Elbit Systems Ltd. ("Elbit") and with Federmann Enterprises Ltd. ("Federmann"). Under the terms of the agreements, Koor will sell its entire holdings in Tadiran Communications (33%) to Elbit for 146 million dollars. Concurrently, Koor will acquire 9.8% of Elbit's share capital from Federmann for 99 million dollars. The sale of shares of Tadiran Communications and the purchase of shares of Elbit will be executed in two stages, as follows:

                  In the first stage, completed on April 18, 2005 Koor sold 13.8% of Tadiran Communications to Elbit for 63 million dollars and concurrently acquired 5.3% of the shares of Elbit from Federmann for 53 million dollars. After the closing of the first stage, Koor is entitled to appoint one director to Elbit's board of directors, and Elbit is entitled to appoint three of the members of Tadiran Communications' board of directors.
                  As a result of the sale Koor recorded a capital gain of approximately NIS 14 million, in the second quarter of 2005.

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)(cont'd)
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         D. Tadiran Communications Ltd. ("Tadiran Communications") - an affiliate (cont'd)

                  According to the original agreements, in the second stage of the transaction, Koor was to sell the remainder of its investment in Tadiran Communications and in Elisra.

                  On July 6, 2005 the original agreements between Koor and Federmann and between Koor and Elbit were amended, and an amended second stage and an amended third stage were determined. According to the amended second stage, Koor acquired 2.45% of the shares of Elbit from Federmann for 24.7 million dollars. Koor notified that for the duration that it will hold shares in Elbit, Koor will not take advantage of its right to appoint 20% of Elbit's directors. Accordingly, the investment in Elbit is included in Koor's financial statements according to the cost method.
                  In addition, Koor sold to Elbit 5% of the shares of Tadiran Communications for 23 million dollars. Subsequent to this transaction, Koor and Elbit are acting on all of their combined holdings in order that half of the directors of Tadiran Communications (except the external directors) will be appointed by Koor and half will be appointed by Elbit.

                  According to the amended third stage between Koor and Elbit, Koor will sell 13.2% of Tadiran Communications' shares to Elbit for 60 million dollars as well as its entire holdings (70%) in Elisra Electronic Systems Ltd for 70 million dollars and future proceeds contingent upon the receipt of future insurance proceeds in respect of a fire that occurred at Elisra's subsidiaries plants in 2001.

                  With the exception of the approval of the Anti-Trust Commissioner which has yet to be received, all the requisite approvals for the completion of the transaction have been received by the date of the financial statements.


         E. Koor Corporate Venture Capital ("Koor CVC") - a consolidated partnership

                  During the current reporting period, Koor CVC's management estimated that the value of the portfolio investments was lower than their cost, and therefore decided to write-down the value of the investment by approximately NIS 11 million in the third quarter of 2005 and by approximately NIS 51 million in the first nine months of 2005 (in 2004 - NIS 58 million).


         F.       Koor Trade Ltd. - a subsidiary

                  During August 2005, a valuation was conducted in respect of an affiliated company of Koor Trade Ltd., in order to examine the necessity of writing down the value of the affiliated company in the financial statements of Koor Trade Ltd. as prescribed by the Israel Accounting Standards Board Accounting Standard No. 15. The valuation was performed by an independent external expert and as a result, Koor Trade Ltd. included a loss from write down of value of approximately NIS 38 million in the current reporting period.

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)(cont'd)
-------------------------------------------------------------------------------


Note 4 - Contingent Liabilities

         1. On September 21, 2004 a suit was filed against the Company, Bezeq - the Israel Telecommunications Company Ltd. ("Bezeq"), Tadiran Ltd. (a subsidiary of Koor - "Tadiran"), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI - "Telecommunications"), Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications) and Telrad Networks Ltd. (an affiliate of Koor - "Telrad") in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Anti-Trust Law, 1988 ("the Anti-Trust Law"), and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

                  On March 10, 2005, the Company and the other defendants submitted to the District Court their decisive objection to the request of the plaintiff to certify the claim as a class action. The plaintiff has not yet filed its response to the objection.

                  In the estimation of the Company, based on its legal counsel, the chances for the suit and for the action to be recognized as a class action are remote.

         2. On June 1, 2005, a bill of indictment was filed with the Jerusalem District Court prosecuting Koor, together with seven other companies that are not members of the Koor Group (including two companies that had been owned by Koor on the relevant dates, and were later sold to third parties) and nine executives (including two who had been salaried employees of Koor on the relevant dates), for violations of the Anti-Trust Law. The bill of indictment came in the wake of an investigation opened by the Anti-Trust Authority in the other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claims that two companies that belonged to the Koor Group in the past had colluded with other companies in the years 1992-1998.

                  According to the Anti-Trust Law, penalties can be imposed on those who violate the Law, but the Company believes, based on its legal counsel, that the said penalties, if imposed, will not have a material effect on the financial statements. Moreover, there may be civil implications if it is possible to prove that damages were caused by the aforementioned violation. The Company is unable to assess the implications in the civil law track, if any, especially due to the fact that in the opinion of the Company and its legal counsel, for the vast majority of the period involved, the statute of limitations has expired.

         3.       Sheraton Moriah (Israel) Ltd.

                  The other shareholders in Herods Hotel Spa and Recreation Ltd. ("Herods") ("the plaintiffs"), a proportionately consolidated company of Sheraton Moriah (Israel) Ltd. ("Sheraton"), a subsidiary of Koor, filed a "motion for approval of a claim as a derivative action" with the Tel Aviv District Court against Sheraton and its subsidiary. The derivative action for which they are seeking approval is for the cancellation of the management agreement between Herods and Sheraton, as part of the arbitration process to which the claim has been referred. The claim itself deals with the plaintiffs' arguments regarding breaches in the management and image promotion agreements.

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)(cont'd)
-------------------------------------------------------------------------------


         Note 4 - Contingent Liabilities (cont'd)

                  In March 2005, a compromise agreement was signed between Sheraton and Herods and the plaintiffs ("the parties"), whereby the parties agreed to resolve all the disputes that arose between them, and to instill proper relations in the management of Herods and in the management of the hotel owned by Herods. After the signing of this agreement, the parties agreed to withdraw all the legal proceedings they had instituted, in Israel and overseas.

                  The parties signed a motion to confer the validity of a ruling on this agreement. The agreement is in effect until June 30, 2020.

         4.       Stamp duty

                  In Israel, the Stamp Duty on Documents Law, 1961 ("the Law") is applicable to various documents at different rates, depending on the kind of document and the amount stipulated therein, or not stipulated therein. In June 2003, the wording of Section 15.A of the Law was amended, prescribing who is obligated for stamp duty.

                  As of June 2003, the tax authorities notified of their intention to intensify their activities for enforcement of the law. The amendment to the law and the tax authorities' intention to enforce it, were brought before the Supreme Court for a hearing, on which a ruling has not yet been issued. Moreover, according to notification of the tax authorities, the stamp duty is expected to be gradually eliminated, until it is fully cancelled in 2008.

                  The Company and certain investee companies received requests from the Tax Authorities to produce documents, as well as various notifications to make payment. In the estimation of the managements of the Company and the investees, based on the opinions of their legal counsel, the Companies are not expected to have material exposure related to the Stamp Duty Law.

Note 5 - Issue of Securities

         1. On April 10, 2005, as part of a private placement to Israeli institutional investors, the Company issued NIS 400 million per value in debentures, as well as 800,000 options for NIS 400 million in cash. The debentures bear annual interest of 3.75%, linked to the CPI, which is paid on April 30 and October 31 of each year. The debentures are linked to the CPI and will be repaid in a balloon payment on April 30, 2010. Each option is exercisable for one ordinary share par value NIS 0.001 of the Company until April 30, 2010, at an exercise price of NIS 300. The Company intends to register for trade on the Tel-Aviv stock exchange the shares that will ensue from exercise of the options. The issue proceeds were allocated to the components of the package according to the fair value of the securities issued. Accordingly, the discount in respect of the debentures amounted to approximately NIS 22 million which will be amortized as finance expenses over the life of the debentures.

          2. On April 15, 2005, the Company sold the balance of its own shares that it held (193,229 shares) to an overseas institutional investor, in an off-market transaction, in consideration for approximately NIS 50 million.

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)(cont'd)
-------------------------------------------------------------------------------

Note 6 - Event Subsequent to the Balance Sheet Date

         On July 25, 2005 the Israeli Knesset passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (hereinafter - the Amendment).

         The Amendment provides for a gradual reduction in the statutory company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

         The current taxes and deferred tax balances of an affiliated company as at September 30, 2005 are calculated in accordance with the new abovementioned tax rates. The impact of the change on the balances of deferred taxes as at September 30, 2005 was a decrease in tax expense of approximately NIS 26 million. This impact was recorded in the financial statements for the third quarter of 2005. The Company's equity in this was approximately NIS 8 million.


Note 7 - Business Segments

         Data regarding business segments of the Koor Group

                                                                                                                  Year ended
                                       Nine months ended September 30      Three months ended September 30       December 31
                                               2005              2004               2005              2004              2004
                                      -------------     -------------      -------------     -------------     -------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                      -------------     -------------      -------------     -------------     -------------
                                      NIS thousands     NIS thousands      NIS thousands     NIS thousands     NIS thousands
                                      -------------     -------------      -------------     -------------     -------------
         REVENUES FROM
         SALES AND SERVICES:
         Telecommunications (2)             390,902           469,083            61,839           128,796           615,057
         Defense electronics                750,993           872,860           241,207           292,597         1,165,998
         Agro-chemicals (1)                       -         5,088,659                 -         1,635,136         6,895,238
         Tourism                            386,435           312,318           156,038           119,882           430,280
         Others                             128,426            86,102            48,236            25,290           122,100
                                      -------------     -------------      -------------     -------------     -------------

                                          1,656,756         6,829,022           507,320         2,201,701         9,228,673
                                      =============     =============      =============     =============     =============

         THE KOOR GROUP'S
         EQUITY IN THE
         OPERATING RESULTS OF
         AFFILIATES, NET:
         Telecommunications (2)              46,532            (8,735)            3,038            (2,897)          (15,919)
         Defense electronics                (14,386)                -            (1,199)                -                 -
         Agro-chemicals (1)                 297,375                 -            60,824                 -                 -
         Venture capital
          investments                        (1,022)             (247)              148               (78)             (329)
         Tourism                             (1,123)           (2,072)               34              (944)             (907)
         Others                             (28,802)           13,236               498             2,713           (10,532)
                                      -------------     -------------      -------------     -------------     -------------
                                            298,574             2,182            63,343            (1,206)          (27,687)
                                      =============     =============      =============     =============     =============

(1) Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1).
(2) Regarding discontinuance of the consolidation of Telrad Networks, see Note 3C(1.)

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements as at September 30, 2005 (unaudited)(cont'd)
-------------------------------------------------------------------------------


Note 7 - Business Segments (cont'd)

         Data regarding business segments of the Koor Group (cont'd)

                                                                                                                  Year ended
                                       Nine months ended September 30      Three months ended September 30       December 31
                                               2005              2004               2005              2004              2004
                                      -------------     -------------      -------------     -------------     -------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                      -------------     -------------      -------------     -------------     -------------
                                      NIS thousands     NIS thousands      NIS thousands     NIS thousands     NIS thousands
                                      -------------     -------------      -------------     -------------     -------------
         OTHER INCOME
         (EXPENSES), NET:
         Telecommunications (2)            (34,416)             2,972              (205)            (2,479)          (31,806)
         Defense electronics                24,140            (11,541)           11,024             (1,238)          (12,269)
         Agro-chemicals (1)                198,624             12,888                 -            (47,741)          (48,993)
         Venture capital
          investments                      (51,497)           (27,303)          (11,431)            (4,576)          (41,541)
         Tourism                            10,379             43,700             5,397             43,320            38,155
         Others                             16,990                775             7,728              3,955            17,695
                                      -------------     -------------      -------------     -------------     -------------
                                           164,220             21,491            12,513             (8,759)          (78,759)
                                      =============     =============      =============     =============     =============

         THE SEGMENTS'
         RESULTS:

         Telecommunications (2)             (2,424)           (46,394)            8,225           (29,424)         (113,318)
         Defense electronics                 9,598             13,068           (10,169)            6,346            (1,404)
         Agro-chemicals (1)                495,999          1,007,135            60,824           263,913         1,263,541
         Venture capital
          investments                      (53,751)           (28,692)          (11,657)           (4,938)          (43,327)
         Tourism                            24,835             36,291            15,026            44,636            36,651
         Others                            (24,444)            20,978             2,860            (1,859)           20,890
                                      -------------     -------------      -------------     -------------     -------------
         Total segments                    449,813          1,002,386            65,109           278,674         1,163,033
                                      -------------     -------------      -------------     -------------     -------------

         Joint general
          expenses                         (20,799)           (27,244)           (4,002)            1,460           (26,693)

         Financing expenses,
          net                             (143,343)          (216,576)          (44,642)          (63,235)         (271,362)
                                      -------------     -------------      -------------     -------------     -------------
         Pre-tax earnings
          (losses)                         285,671            758,566            16,465           216,899           864,978
                                      =============     =============      =============     =============     =============

(1) Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1).
(2) Regarding discontinuance of the consolidation of Telrad Networks, see Note 3C(2).